Exhibit (a)(5)(clxxix)

PEOPLESOFT SHAREHOLDER QUESTIONS AND ANSWERS

RELATING TO THE TENDER OFFER

The following are questions we have recently received from you, the PeopleSoft stockholders, and answers to those questions.

What are the most significant conditions to the offer?

The three remaining significant conditions to the offer are summarized as follows:

•	Minimum Tender Condition: PeopleSoft stockholders must tender into the offer a majority of the total outstanding shares on a fully diluted basis. If this condition is not fulfilled by Friday, November 19, 2004, we will withdraw our offer.

•	Rights Condition: PeopleSoft’s Board must redeem the preferred stock purchase rights, or the rights must have been invalidated or otherwise be inapplicable to the offer and the merger of PeopleSoft and us, as determined by us in our reasonable discretion.

•	Section 203 Condition: PeopleSoft’s Board must take action to make Section 203 of the Delaware General Corporation Law inapplicable to the merger of PeopleSoft and us, as determined by us in our reasonable discretion.

Is the offer conditioned on PeopleSoft meeting its guidance for the fourth quarter?

No. On November 1, we announced that we were eliminating most of the conditions to the offer, including the “material adverse change” condition relating to PeopleSoft’s operating results. There is no condition to our offer that relates to PeopleSoft’s operating results in the fourth quarter or any other period.

Are there any other conditions to the offer?

Like the Rights Condition and the Section 203 Condition, the other conditions to the offer are almost entirely within the control of PeopleSoft’s Board of Directors. We have included a condition relating to any “extraordinary action” taken by PeopleSoft. An “extraordinary action” is a deliberate action taken by PeopleSoft, such as the following: payment of dividends, the issuance of shares (other than pursuant to employee stock options in the ordinary course of business), additional increases in severance benefits in connection with the offer or a merger of PeopleSoft and us, an agreement to enter into a business combination with another party or relinquishment of any material contract, intellectual property or other asset or right of PeopleSoft.

There is also a condition relating to any law or court order that would prohibit the consummation of the offer, payment for the shares or our consummation of a merger with PeopleSoft.

Are you challenging the Rights Condition and the Section 203 Condition in court?

Yes. We filed a lawsuit in the Delaware Chancery Court against PeopleSoft and its Board of Directors and management alleging fiduciary duty violations and other violations of Delaware law. We have asked the court to, among other things, force the

PeopleSoft Board to redeem the preferred stock purchase rights under PeopleSoft’s poison pill and approve the offer and a merger with us under Section 203. If we are granted the requested relief, the Rights Condition and the Section 203 Condition would be met.

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired. If we extend the offer, you could withdraw tendered shares at any time during the extension.

If the conditions to the offer are satisfied by the expiration date, or if we waive any unsatisfied conditions as of the expiration date, we would be required to accept the tendered shares for payment and to pay for them promptly.

How long do I have to decide whether to tender in the offer?

Stockholders must tender their shares by 12:00 Midnight, New York City time, on Friday, November 19, 2004. We will announce whether the Minimum Tender Condition has been met by 9:00 a.m., New York City time, on Monday, November 22, 2004. If the Minimum Tender Condition is satisfied but there are other conditions that are not satisfied or waived (i.e. if the poison pill is still in place), we would announce the extension of the offer. If the Minimum Tender Condition is not satisfied, we would announce the withdrawal of our offer.

If Oracle withdraws or extends the offer, can I get my tendered shares back?

Yes. If we withdraw the offer, your shares would be sent back to you automatically without any action on your part. If we extend the offer, you would be entitled as a matter of law to request the immediate return of any shares tendered. Thus, if the Minimum Tender Condition is satisfied as of Friday, November 19, 2004, but the offer is not completed because of other conditions (e.g. the poison pill has not been redeemed by the PeopleSoft Board), stockholders could have their shares returned on the morning of Monday, November 22, 2004.

You should carefully read the Amended and Restated Offer to Purchase dated November 3, 2004 and the related Amended and Restated Letter of Transmittal in their entirety because additional information is contained in those documents.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.